THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com




                                November 7, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

              Re:  MTM Technologies, Inc.
                   Registration Statement No. 333-127587

Dear Sirs and Madams:

         On behalf of our client, MTM Technologies, Inc. (the "Company"), we are transmitting herewith an amended Registration Statement (Amendment No. 2) on Form S-3 of the Company ("Amendment No.2").

         The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Barbara C. Jacobs, Assistant Director, dated October 7, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

         1. The Company has filed a Form 8-K disclosing the required financial statements.

         2. The issues you raise in the Comment Letter are similar to comments raised in the letter of Barbara C. Jacobs, Assistant Director, dated October 26, 2004 relating to the Company's Amendment No. 1 to Registration Statement on Form S-3 File No. 333-117549 and responded to by Snow Becker Krauss P.C. on November 4, 2004. The Registration Statement on Form S-3 File No. 333-117549 was declared effective.

              We believe that, at the time of filing of the Form S-3 relating to the Series A-4 Preferred Stock and warrants, the Purchasers held a separate contractual right to acquire the Series A-5 Preferred Stock for which the Purchasers had paid significant consideration. As the Purchasers held a separate contractual right to purchase the Series A-5, we believe that the private placement relating to the Series A-4 Preferred Stock was complete prior to the initial filing of the registration statement.

              The Purchasers had purchased the contractual right to acquire the Series A-5 Preferred Stock (and the Series A-4 Preferred Stock and warrants) when they entered into a purchase agreement (the "Purchase Agreement") on December 7, 2004, well prior to the filing of the Company's Form S-3. We note that, in the discussion of the analysis made by Libra Securities(1) contained in the Company's proxy statement delivered to the Company's shareholders seeking their authorization to issue the preferred stock and warrants, specific reference is made

--------
(1) The Company's Independent Directors Committee engaged Libra Securities, LLC, an investment banking firm to advise it with respect to the Series A-4 and A-5 Preferred Stock and to issue an opinion as to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Purchasers in connection with the Series A-4 and A-5 Preferred Stock.

VIA EDGAR
November 4, 2005
Page 2

              on pages 27 - 28 to "the value of the rights to purchase Series A-4 Second Tranche Preferred Stock and Series A-5 Preferred Stock". Furthermore, MTM's financial statements at and for the three months ended December 31, 2004 included in the Company's Quarterly Report of Form 10-Q for such period, states, in note 4 to such financial statements, that in connection with the Purchasers investment in the Series A-4 First Tranche Notes, the Company allocated the net proceeds from the sale of the (a) Series A-4 First Tranche Notes, (b) A-4 First Tranche Warrants to purchase up to 615,386 shares of the Company's common stock and (c) rights to purchase the Series A-4 Second Tranche Notes, the Additional A-4 Warrants and the Series A-5 Notes based on their relative fair value at the date of the sale of the Series A-4 Convertible Preferred Stock and A-4 First Tranche Warrants. The Company allocated and recorded $5.5 million to the Series A-4 First Tranche Notes and assigned and credited to debt discount (x) $2.5 million for the 615,386 A-4 First Tranche Warrants and (y) $3.0 million for the rights to purchase Series A-4 Second Tranche Notes, the Additional A-4 Warrants and the Series A-5 Notes. Thus, from the inception of the relationship between the Company and the Purchasers, and as disclosed to the public, the Company treated the right to purchase the Series A-5 Preferred Stock as a distinct right, the granting of which by the Company had been allocated separate consideration.

              We feel this is merely a repetition of the situation which presented itself in the 2004 registration statement referred to above.

          3. A description of the additional pending offering on registration number 333-128434 has been added to the front cover of Amendment No.2.

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on November 8, 2005, or as soon thereafter as practicable.

         The Company acknowledges that:

         1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

         3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax:
(212) 829-2078).

         Thank you for your attention to this matter.

                                             Kind Regards,

                                             /s/ Tammy Fudem

                                             Tammy Fudem

cc:  John Kohler
     Ann Gill